

02050367

No. 0041

P.E.
6/30/02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934


SEC MAIL
RECEIVED
PROCESSING
AUG 0 5 2002
WASH, D.C.
154
SECTION

For the month of June 2002


SEC MAIL
RECEIVED
PROCESSING
2002
WASH. D.C.
154
SECTION

Professional Staff plc
Buckland House
Waterside Drive
Langley Business Park
Slough SL3 6EZ
England

(Address of Principal Executive Offices)

PROCESSED
AUG 0 9 2002
THOMSON
FINANCIAL

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- __________)

Enclosure: Professional Staff plc – Announcement of Insider Trades for the quarter ended 30 June 2002

Professional Staff plc

Announcement of Insider Trades for the quarter ended 30 June 2002.

At 30 June 2002, the beneficial interests of the board of directors were as follows:

	Ordinary 2p shares	
	Shares	**Options**
B P Blackden	801,500	75,000
J C Benjamin	0	30,000
A R Dixey	69,000	340,000
J C Maynard	2,000	30,000
T Unterberg	40,000	0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorised.

Professional Staff plc



Date: 8/5/02

By:____________________
Benjamin P. Blackden
Chairman & Group Managing Director